SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-27539

Distribution Management Services, Inc.

(Exact name of registrant as specified in its charter)

11601 Biscayne Boulevard Suite 201
North Miami, Florida 33181
(305) 893-9270

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.001

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]
Rule 12h-3(b)(1)(i) [ ]
Rule 12h-3(b)(1)(ii) [ ]
Rule 12h-3(b)(2)(i) [ ]
Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:
47 shareholders of record as of January 4, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, Distribution Management Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 4, 2008
Distribution Management Services, Inc.
BY: /s/ Leo Greenfield
Leo Greenfield, President, CEO, Acting CFO, President